Contact:

Motti Gadish
Retalix Investor Relations
+972-9-776-6600
investors@retalix.com


                  RETALIX ANNOUNCES FIRST QUARTER 2008 RESULTS

     Total Revenues were $53.9 million; Adjusted Net Income (Non-GAAP) was
            $1.2 million; Cash Flow from Operations turned positive


       Ra'anana, Israel; May 21, 2008 - Retalix(R) Ltd. (NASDAQ-GS: RTLX), a leading provider of software solutions for retailers and distributors, today announced results for the first quarter ended March 31, 2008.


       Summarized financial highlights of the 2008 first quarter results:

      o Total Revenues for the period were $53.9 million, compared to $52.7 million in the first quarter of 2007, and $55.2 million in the fourth quarter of 2007.

      o GAAP Net Loss for the period was $(0.5) million, or $(0.03) per diluted share, compared to net income of $0.02 million, or $0.00 per diluted share in the first quarter of 2007, and a net loss of $(1.7) million, or $(0.09) per diluted share, in the fourth quarter of 2007.

      o Adjusted Net Income (Non-GAAP)* for the period was $1.2 million, or $0.05 per diluted share, compared to $1.9 million, or $0.10 per diluted share, in the first quarter of 2007, and a net loss of $(0.9) million, or $(0.05) per diluted share, in the fourth quarter of 2007.


       Barry Shaked, President and Chief Executive Officer of Retalix, said, "We are pleased by the progress we are making in addressing the challenges in our operations. After recording losses in the fourth quarter, we restored non-GAAP profitability in the first quarter while also again generating cash flow from operations without factoring our receivables. As we have stated, our primary focus for 2008 is to improve our profitability and our cash flow, not merely top line growth. The results of the first quarter demonstrate initial signs of progress on our turnaround plan and we believe we can continue to build on these results throughout 2008."


       Business and operations highlights:

      o Recent selections of Retalix by leading grocery retailers in Europe and Asia further strengthen the position of Retalix as the leading point-of-sale (POS) solution for Tier 1 grocery retailers.

      o Food Lion, a tier-1 grocery chain and a part of the Delhaize Group, started deploying the Retalix Yard Management solution at its distribution centers, which serve approximately 1,300 stores in the United States.

      o The Pantry, one of the largest convenience store chains in the United States, began rolling out Retalix StorePoint, Retalix Fuel, and Retalix HQ-Convenience software solutions to more than 1,600 sites.

      o Retalix broadened its relationship with IBM's Retail Store Solutions division, announcing partnerships in the petroleum and convenience segment and in the SMB grocery segment.

      o Retalix announced three new product releases - Retalix DemandAnalytX 6.0, Retalix HQ/Store 7.1 and Retalix Power Analyzer 1.2.


       Shaked added: "We continue to be positive about the business outlook, but, as we have previously stated, we also continue to monitor our expenses carefully to ensure they are in line with our overall business plan. As new products matured in the development cycle, we have reassigned resources to Professional Services, prioritized the Product Development efforts and restructured our R&D teams. We have taken these steps following a study of our expense structure as well as the resources we need to be able to serve our clients, bring new products to the market and seize available opportunities. As a consequence, since the beginning of 2008, the number of Retalix employees worldwide has been reduced by approximately 120. While a reduction in force was part of our plan for 2008, we estimate that it also provides cost savings that mitigate the effect of the continued weakness of the US dollar during the first quarter."


       Hugo Goldman, the Company's Chief Financial Officer, said: "We are making progress with our financial plan for 2008. During the first quarter we returned to being cash flow positive, generating $0.4 million from operations, in spite of the fact that we discontinued the factoring of receivables. As of March 31, 2008, our balance sheet had $29.4 million in cash, cash equivalents and marketable securities. We continue to monitor closely the impact of currency exchange rates on our financial outlook for the coming quarters."


       Outlook for FY 2008


       In spite of the continued weakness of the US Dollar, Retalix expects it will meet its financial goals for FY 2008, of total revenues exceeding $232 million, GAAP net income exceeding $8 million, and adjusted, non-GAAP* net income exceeding $15 million.


       Shaked added: "Demand for our software solutions remains strong, as retailers and distributors cautiously proceed with their long-term technology investments. Retalix is uniquely positioned in the retail software market with a broad offering of software solutions tailored specifically to the requirements of the food retail industry. We continue to believe that our investments in product development and in penetration into new territories will pay off in the coming years."


       Conference Call  and Webcast Information


       The Company will be holding a conference call to discuss results for the first quarter 2008 on Wednesday, May 21th, 2008 at 9:00am EDT (4:00pm Israeli
Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.


       * Note on Use of Non-GAAP Financial Information


       In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R), amortization of intangibles related to acquisitions, and charges in connection with expenses relating to acquisitions that did not materialize. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP measures are contained following the GAAP financial statements in this press release. Reconciliation between GAAP to non-GAAP outlook for 2008 is provided in the table below.

                                                               FY 2008 Outlook
                                                               U.S. $ Thousands
GAAP Net Income (Loss)                                               8,000
(a) The effect of stock- based compensation
    - SFAS 123(R), net of tax effect                                 4,900
(b) The effect of amortization of intangible
    assets and acquisition related expenses,
    net of tax effect                                                2,100
    Non-GAAP Net Income (Loss)                                      15,000




       About Retalix


       Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.


       Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.


       Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2008" including our expected results and reactions to changes in our markets, as well as our statements regarding continuing to build on our first quarter progress, the business outlook, and expected cost savings from our reduction in force, all involve forward-looking statements, Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                       ###










                                                      RETALIX LTD.
                            )An Israeli Corporation(
               CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008
                                                                        Three months ended             Year ended
                                                                             March 31                  December 31
                                                                        -------------------           --------------
                                                                       2008            2007                 2007
                                                                       -------       ------                 ------
                                                                     (Unaudited)    (Unaudited)          (Unaudited)
                                                                     -----------    ----------           -----------
                                                                               U.S. $ in thousands
                                                                        (except share and per share data)
REVENUES:


     Product sales                                                      15,559          17,448            80,511
     Service and projects                                               38,374          35,277           140,900
                                                                        -------         -------          -------
                  T o t a l  revenues                                   53,933          52,725           221,411
                                                                        -------         -------          -------
COST OF REVENUES:
     Cost of product sales                                               9,790           8,792            39,132
     Cost of service and projects                                       21,953          13,779            65,281
                                                                        -------         -------          -------
                  T o t a l  cost of revenues                           31,743          22,571           104,413
                                                                        -------         -------          -------
GROSS PROFIT                                                            22,190          30,154           116,998
                                                                        -------         -------          -------
OPERATING EXPENSES:
   Research and development - net                                       10,775          15,445            58,653
   Selling and marketing                                                 5,952           7,961            31,617
   General and administrative                                            6,342           5,866            27,539
   Other (income) expenses - net                                             -           (104)               643
                                                                        -------         -------          -------
                  T o t a l  operating expenses                         23,069          29,168           118,452
                                                                        -------         -------          -------
INCOME (LOSS) FROM OPERATIONS                                            (879)             986           (1,454)
FINANCIAL INCOME , net                                                     143             136             1,032
                                                                        -------         -------          -------
INCOME (LOSS) BEFORE TAXES ON INCOME                                     (736)           1,122             (422)
TAX BENEFIT                                                                447             965               435
                                                                        -------         -------          -------
INCOME (LOSS) AFTER TAXES ON INCOME                                      (289)             157                13
SHARE IN GAINS (LOSSES) OF AN ASSOCIATED COMPANY                           12              (4)               (3)
MINORITY INTERESTS IN GAINS OF SUBSIDIARIES                              (257)           (133)             (508)
                                                                        -------         -------          -------
NET INCOME (LOSS)                                                        (534)             20             (498)
                                                                        =======         =======          =======
EARNINGS (LOSSES) PER SHARE - in U.S. $:
   Basic                                                                (0.03)               -            (0.02)
                                                                         =======         =======          ======
   Diluted                                                              (0.03)               -            (0.02)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION
 OF EARNINGS PER SHARE - in  thousands:
   Basic                                                                20,106           19,646           19,851
                                                                        =======          =======         =======
   Diluted                                                              20,106           20,190           19,851
                                                                        =======          =======         =======


                                  RETALIX LTD.
----------------------------------------------------------------------------------------------------------------------
                            )An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                AT MARCH 31, 2008


                                                                                      March 31                    December 31,
                                                                                ------------------               -------------
                                                                                 2008          2007                   2007
                                                                                 ------        ----                   -----
                                                                                     (Unaudited)                  (Unaudited)
                                                                                 -------------------              --------------
                                                                                                 U.S. $ in thousands
                                A s s e t s
CURRENT ASSETS:

    Cash and cash equivalents                                                     24,340          52,173              22,484
    Marketable securities                                                          3,823          13,041               3,454
    Accounts receivable:
       Trade                                                                      81,757          58,824              81,429
       Other                                                                       5,777           5,519               5,535
    Inventories                                                                    1,089           1,146               1,289
    Deferred income taxes                                                          8,858           5,873               8,305
                                                                                 -------         -------             -------
           T o t a l  current assets                                             125,644         136,576             122,496
                                                                                 -------         -------             -------
NON-CURRENT ASSETS :
     Marketable debt securities                                                    1,265           1,232               1,657
    Deferred income taxes                                                          5,827           4,436               4,548
    Long-term receivables                                                          5,116           3,360               5,673
    Amounts funded in respect of employee rights
       upon retirement                                                             9,949           7,020               8,806
    Other                                                                            912             795                 795
                                                                                 -------         -------             -------
                                                                                  23,069          16,843              21,479
                                                                                 -------         -------             -------
PROPERTY, PLANT AND EQUIPMENT, net                                                12,233          10,710              12,568
                                                                                 -------         -------             -------
GOODWILL                                                                         113,205         107,544             113,055
                                                                                 -------         -------             -------
OTHER INTENGIBLE ASSETS, net of accumulated amortization
    Customer relationship                                                         15,960          17,356              16,300
    Other                                                                          4,095           5,301               4,379
                                                                                 -------         -------             -------
                                                                                  20,055          22,657              20,679
                                                                                 -------         -------             -------
                             T o t a l assets                                    294,206         294,330             290,277
                                                                                 =======         =======             =======



                                  RETALIX LTD.
                            )An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                AT MARCH 31, 2008


                                                                                          March 31                  December 31,
                                                                                    ------------------             -------------
                                                                                      2008          2007                2007
                                                                                      ------        ----                -----
                                                                                          (Unaudited)               (Unaudited)
                                                                                      -------------------          --------------
                                                                                                    U.S. $ in thousands
                    Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                                -         11,581                  11
    Current maturities of long-term bank loans                                          277            229                 258
    Accounts payable and accruals:
       Trade                                                                         12,732         11,465              15,410
       Employees and employee institutions                                            9,752          8,792               8,937
           Accrued expenses                                                           5,875          6,205               6,393
       Other                                                                          3,554          8,690               2,586
    Deferred revenues                                                                16,865         20,263              16,763
                                                                                     ------         ------              ------
           T o t a l  current liabilities                                            49,055         67,225              50,358
                                                                                     ------         ------              ------
LONG-TERM LIABILITIES :
    Long-term bank loans, net of current maturities                                     852            954                 786
    Employee rights upon retirement                                                  15,740         11,728              14,362
     Deferred tax liability                                                           1,020            961               1,004
    Institutions                                                                      1,423              -               1,516
    Deferred revenues                                                                     -            206                   -
                                                                                     ------         ------              ------
           T o t a l  long-term liabilities                                          19,035         13,849              17,668
                                                                                     ------         ------              ------
           T o t a l  liabilities                                                    68,090         81,074              68,026
                                                                                     ------         ------              ------
MINORITY INTERESTS                                                                    3,048          2,426               2,791
                                                                                     ------         ------              ------
SHAREHOLDERS' EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized: March 31, 2008
(unaudited), December 31, 2007 (unaudited) and March 31, 2007 (unaudited)
30,000,000 shares; issued and outstanding: - March 31, 2008 (unaudited)
20,206,699 Shares; December 31,2007 (unaudited) - 20,001,382 shares; March 31,
2007 (unaudited)
-19,668,409 shares                                                                    5,329          5,191               5,273
     Additional paid in capital                                                     171,621        158,651             167,694
    Retained earnings                                                                45,661         46,848              46,195
     Accumulated other comprehensive income                                             457            140                 298
                                                                                     ------         ------              ------
           T o t a l  shareholders' equity                                          223,068        210,830             219,460
                                                                                     ------         ------              ------
                T o t a l liabilities and shareholders equity                       294,206        294,330             290,277
                                                                                    =======        =======             =======




                                                                                                       (Continued) - 1

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008


                                                                        Three months ended           Year ended
                                                                             March 31                December 31
                                                                        -------------------         --------------
                                                                       2008            2007              2007
                                                                       -------       ------              ------
                                                                     (Unaudited)    (Unaudited)      (Unaudited)
                                                                     -----------    ----------        -----------
                                                                                    U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                                       (534)            20            (498)
  Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Minority interests in gains of subsidiaries                              257            133             508
  Depreciation and amortization                                          1,572          1,761           6,790
  Share in losses (gains) of an associated company                         (12)             4               3
  Stock based compensation expenses                                      1,318          1,357           3,889
  Changes in accrued liability for employee rights upon
    retirement                                                           1,217            313           2,739
  Gains on amounts funded in respect of employee rights upon
    retirement                                                            (664)          (140)           (950)
  Deferred income taxes - net                                           (1,818)          (189)         (3,302)
  Net decrease (increase) in marketable securities                         (75)            61            (216)
  Amortization of discount on marketable debt securities                     -              5              11
  Other                                                                   (186)             1              50
Changes in operating assets and liabilities: Decrease (increase)
 in accounts receivable:
     Trade (including the non-current portion)                             553        (10,289)        (34,536)
     Other                                                                (360)            (4)              -
  Increase (decrease) in accounts payable and accruals:
     Trade                                                              (2,849)          (101)          3,491
     Employees, employee institutions and other                          1,718           (888)         (5,916)
  Decrease (Increase) in inventories                                       214             11            (118)
  Increase (decrease) in long-term institutions                            (93)             -           1,516
  Increase in deferred revenues (including the non-current
    portion)                                                               101          6,516           2,810
                                                                        ---------      --------       --------
  Net cash provided by (used in) operating activities - forward            359         (1,429)        (23,729)
                                                                        =========      ========       ========




                                                                                                       (Continued) - 2
                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008

                                                                           Three months ended           Year ended
                                                                                March 31                December 31
                                                                           -------------------         --------------
                                                                            2008            2007           2007
                                                                            -------       ------           ------
                                                                          (Unaudited)    (Unaudited)     (Unaudited)
                                                                          -----------    ----------       -----------
                                                                                          U.S. $ in thousands
    Net cash provided by (used in) operating activities - brought


        forward                                                                359        (1,429)        (23,729)
CASH FLOWS FROM INVESTING ACTIVITIES:
    Maturity of marketable debt securities held to maturity                      -            500           9,743
    Investment in marketable debt securities held to maturity                    -        (9,046)         (9,047)
    Acquisition of subsidiaries or activities consolidated for the
        first time (a)                                                           -              -         (1,370)
    Additional investment in subsidiary                                      (625)              -               -
    Purchase of property, plant, equipment and other assets                  (363)          (388)         (4,676)
    Proceeds from sale of property, plant and equipment                          -              -              69
    Amounts funded in respect of employee rights upon retirement,
        net                                                                  (339)          (121)         (1,097)
    Long-term loans collected from (granted to) employees                      17              21              17
                                                                           ------         -------         -------
    Net cash used in investing activities                                  (1,310)        (9,034)         (6,361)
                                                                             ------       -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of long-term bank loans                                           17          (110)           (351)
    Issuance of share capital to employees resulting from exercise
        of options                                                           2,662            725           2,401
    Short-term bank credit - net                                              (11)          6,839         (4,731)
                                                                            ------        -------         -------
    Net cash provided by (used in)  financing activities                     2,668          7,454         (2,681)
                                                                            ------        -------         -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                        139            (4)              69
                                                                            ------        -------         -------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                    1,856        (3,013)        (32,702)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                 22,484         55,186          55,186
                                                                            ------        -------         -------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD                       24,340         52,173          22,484
                                                                           =======        =======         =======

                                                                                                      (Concluded) - 3


                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                                           Three months ended           Year ended
                                                                                March 31                December 31
                                                                           -------------------         --------------
                                                                            2008            2007           2007
                                                                            -------       ------           ------
                                                                          (Unaudited)    (Unaudited)     (Unaudited)
                                                                          -----------    ----------       -----------
                                                                                          U.S. $ in thousands
   (a) Supplementary disclosure of cash flow information
       - Fair value of assets
      acquired and liabilities assumed
        of subsidiaries and activities acquired at the date
        of acquisition:

        Working capital (excluding cash and cash equivalents)                   -            -              278
        Property plant and equipment, net                                       -            -              (8)
        Goodwill and other intangible assets arising on
          acquisition                                                           -            -          (1,640)
                                                                         -----------    -----------  -------------
                                                                                -            -          (1,370)
                                                                         ===========    ===========  =============




                                                        # # #


                                  RETALIX LTD.
                UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix' non-GAAP results reconciled to GAAP results:

                                                                      Three months ended            Year ended
                                                                           March 31                 December 31
                                                                      -------------------          --------------
                                                                     2008            2007               2007
                                                                     -------       ------               ------
                                                                   (Unaudited)    (Unaudited)        (Unaudited)
                                                                   -----------    ----------         -----------
                                                                               U.S. $ in thousands
                                                                        (except share and per share data)
OPERATING INCOME (LOSS)

   GAAP Operating income (loss)                                      (879)             986             (1,454)
   Plus:
     Amortization of acquisition-related intangible assets             831             929               3,576
     Stock based compensation expenses                               1,318           1,357               3,889
     Other acquisition-related operating expenses (**)                   -               -                 700
                                                                -------------- ---------------  ------------------
   Non-GAAP Operating income                                         1,270           3,272               6,711
                                                                ============== ===============  ==================

NET INCOME (LOSS)
   GAAP Net income (loss)                                            (534)              20               (498)
   Plus:
     Amortization of acquisition-related intangible assets             831             929               3,576
     Stock based compensation expenses                               1,318           1,357               3,889
     Other acquisition-related operating expenses (**)                   -               -                 700
   Less:
     Income tax effect of amortization of acquisition-related
     intangible assets                                               (325)           (316)             (1,287)
     Income tax effect of stock based compensation expenses          (115)            (71)                (70)
     Income tax effect of other acquisition-related operating
     expenses                                                            -               -               (161)
                                                                -------------- ---------------  ------------------
   Non-GAAP Net income                                               1,175           1,919               6,149
                                                                ============== ===============  ==================

NET INCOME (LOSS) PER DILUTED SHARE
   GAAP Net income (loss) per diluted share                         (0.03)            0.00              (0.02)
   Plus:
     Amortization of acquisition-related intangible assets            0.04            0.05                0.18
     Stock based compensation expenses                                0.07            0.07                0.19
     Other acquisition-related operating expenses (**)                   -               -                0.03
   Less:
     Income tax effect of amortization of acquisition-related
     intangible assets                                              (0.02)          (0.02)              (0.06)
     Income tax effect of stock based compensation expenses         (0.01)          (0.00)              (0.00)
     Income tax effect of other acquisition-related operating
     expenses                                                            -               -              (0.01)
                                                                -------------- ---------------  ------------------
   Non-GAAP Net income per diluted share                              0.05             0.1                0.31
                                                                ============== ===============  ==================

   Shares used in computing diluted net income per share            20,175          20,190              20,150
                                                                ============== ===============  ==================
(**) Pre-acquisition costs from potential transactions
     that have not materialized.

                                  RETALIX LTD.
                UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS


The following table shows the classification of stock-based compensation expense:

                                                                      Three months ended            Year ended
                                                                           March 31                 December 31
                                                                      -------------------          --------------
                                                                     2008            2007               2007
                                                                     -------       ------               ------
                                                                   (Unaudited)    (Unaudited)        (Unaudited)
                                                                   -----------    ----------         -----------
                                                                                   U.S. $ in thousands

   Cost of product sales                                             42              15                  60
   Cost of services and projects                                    493             232                 707
   Research and development - net                                   315             545               1,407
    Selling and marketing                                           115             151                 450
    General and administrative                                      353             414               1,265
                                                              -------------  --------------       -------------
   Total                                                          1,318           1,357             3,889
                                                              =============  ==============       ==============

The following table shows the classification of amortization of acquisition-related intangible assets:

                                                                      Three months ended            Year ended
                                                                           March 31                 December 31
                                                                      -------------------          --------------
                                                                     2008            2007               2007
                                                                     -------       ------               ------
                                                                   (Unaudited)    (Unaudited)        (Unaudited)
                                                                   -----------    ----------         -----------
                                                                                   U.S. $ in thousands


   Cost of product sales                                            553             557                2,260
   Cost of services and projects                                    197             261                  962
    Selling and marketing                                             1              56                   92
    General and administrative                                       80              55                  262
                                                              -------------  --------------         --------
   Total                                                            831             929                3,576
                                                              =============  ==============         ========